The Annual Meeting of the Stockholders of the
 Fund was held on October 11, 2001. The following
 is a summary of the proposal presented and the
 total number of shares voted:
Proposal:
1. To elect the following Directors:
	                   Votes in
                           Favor of	Votes
                                        Against

Joseph J. Kearns	8,845,220	118,150
Michael Nugent		8,842,819	120,551
C. Oscar Morong, Jr.	8,844,576	118,794
Vincent R. McLean	8,844,905	118,465
Thomas P. Gerrity	8,844,806	118,564